UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

02322P101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02322P101	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSI BD (Mauritius) (“CSIBDM”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (1)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (1)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (1)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSI Mauritius Inc. and an indirect wholly owned subsidiary of each other Reporting Person.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSI Mauritius Inc. (“CSIMI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems Management B.V. (“CSMBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems (Bermuda) Ltd (“CSBL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems International Holdings Ltd. (“CSIHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems Global Holdings Ltd. (“CSGHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Worldwide Holdings Ltd. (“CWHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Technology, Inc. (“CTI”) I.R.S. Identification No. 77-0462351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems, Inc. (“Cisco”) I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,527,715 (2)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,527,715 (2)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,715 (2)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%**
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Class B Ordinary Shares shared with the other Reporting Persons, solely by virtue of the fact that CSIBDM, the record holder of these shares, is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBDM disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 11 of 15 Pages

Item 1(a)	Name of Issuer:

Ambow Education Holding Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China

Item 2(a)	Name of Person Filing:

	(i)	CSI BD (Mauritius) (“CSIBDM”);

	(ii)	CSI Mauritius Inc. (“CSIMI”);

	(iii)	Cisco Systems Management B.V. (“CSMBV”);

	(iv)	Cisco Systems (Bermuda) Ltd (“CSBL”);

	(v)	Cisco Systems International Holdings Ltd. (“CSIHL”);

	(vi)	Cisco Systems Global Holdings Ltd. (“CSGHL”);

	(vii)	Cisco Worldwide Holdings Ltd. (“CWHL”);

	(viii)	Cisco Technology, Inc. (“CTI”);

	(ix)	Cisco Systems, Inc. (“Cisco”).

Each of the entities (i) through (ix) above is a “Reporting Person” and collectively, the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

	(i)	C/o DTOS Ltd., 10th Floor, Raffles Tower, 19, Cybercity, Ebene, Mauritius

	(ii)	C/o DTOS Ltd., 10th Floor, Raffles Tower, 19, Cybercity, Ebene, Mauritius

	(iii)	Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH, Amsterdam, Netherlands

	(iv)	Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

	(v)	Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

	(vi)	Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

	(vii)	Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

	(viii)	170 West Tasman Drive, San Jose, California 95134

	(ix)	170 West Tasman Drive, San Jose, California 95134

Item 2(c)	Citizenship:

	(i)	Mauritius

	(ii)	Mauritius

	(iii)	Netherlands

	(iv)	Bermuda

	(v)	Bermuda

	(vi)	Bermuda

CUSIP No. 02322P101	13G	Page 12 of 15 Pages

(vii) Bermuda

(viii) State of California

(ix) State of California

Item 2(d)	Title of Class of Securities: Class A Ordinary Shares, $0.0001 par value per share

Item 2(e)	CUSIP Number:

02322P101

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 02322P101	13G	Page 13 of 15 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 5,527,715 shares*

(b) Percent of Class: 20.6%**

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0.

(ii) Shared power to vote or direct the vote: 5,527,715 shares.1*

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 5,527,715 shares.1*

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[1]	Shared with the other Reporting Persons solely by virtue of the fact that CSIBDM is a direct wholly owned subsidiary of CSIMI and an indirect wholly owned subsidiary of each other Reporting Person.
*	Represents Class B Ordinary Shares of the Issuer. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share without further consideration.
**	Based on 21,354,414 of the Issuer’s Class A Ordinary Shares outstanding and 121,212,562 of the Issuer’s Class B Ordinary Shares outstanding, in each case as of December 31, 2010, as reported by the Issuer to the Reporting Persons.

CUSIP No. 02322P101	13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011	CSI BD (MAURITIUS)

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Director

Dated: February 11, 2011	CSI MAURITIUS INC.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Director

Dated: February 11, 2011	CISCO SYSTEMS MANAGEMENT B.V.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Director

Dated: February 11, 2011	CISCO SYSTEMS (BERMUDA) LTD

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

	By:	/s/ Jean-Marc Servat
	Name:	Jean-Marc Servat
	Title:	Director

Dated: February 11, 2011	CISCO SYSTEMS INTERNATIONAL HOLDINGS LTD.

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

	By:	/s/ Jean-Marc Servat
	Name:	Jean-Marc Servat
	Title:	Director

Dated: February 11, 2011	CISCO SYSTEMS GLOBAL HOLDINGS LTD.

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

CUSIP No. 02322P101	13G	Page 15 of 15 Pages

	By:	/s/ Jean-Marc Servat
	Name:	Jean-Marc Servat
	Title:	Director

Dated: February 11, 2011	CISCO WORLDWIDE HOLDINGS LTD.

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

	By:	/s/ Jean-Marc Servat
	Name:	Jean-Marc Servat
	Title:	Director

Dated: February 11, 2011	CISCO TECHNOLOGY, INC.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	President

Dated: February 11, 2011	CISCO SYSTEMS, INC.

	By:	/s/ Prat Bhatt
	Name:	Prat Bhatt
	Title:	Vice President, Corporate Controller and Principal Accounting Officer

EXHIBIT INDEX

Exhibit	Title

A	Joint Filing Agreement dated February 11, 2011 among the reporting persons